Exhibit 12.1

LaSalle Hotel Properties

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Unaudited) (Dollars in Thousands)

	For the nine months ended September 30, 2005	For the year ended December 31,
		2004	2003	2002	2001	2000
			(A)	(A)(B)	(A)(B)	(B)
Net income (loss) applicable to common shareholders	$18,738	$10,691	$28,036	$(3,939)	$3,835	$5,351
Discontinued operations	26	(4,418)	(36,972)	(2,216)	(1,965)	(6,788)
Income tax (benefit) Expense	18	(3,507)	(5,605)	(2,850)	(1,657)	—
Minority interest	639	289	40	52	43	(141)
Equity in earnings of unconsolidated entities	(461)	(853)	(304)	(458)	(616)	(1,152)
Impairment of investment in hotel property	—	—	2,453	—	1,872	12,296
Fixed charges	29,741	28,664	27,256	22,367	19,239	22,053
Amortization of capitalized interest	294	399	427	263	87	51
Distributed income in earnings of unconsolidated entities	637	853	304	458	616	1,152
Capitalized interest	(1,095)	(783)	(289)	(1,031)	(782)	(699)

Earnings	$48,537	$31,335	$15,346	$12,646	$20,672	$32,123

Fixed Charges
Interest	16,405	13,081	12,651	10,527	16,151	18,958
Capitalized interest	1,095	783	289	1,031	782	699
Amortization of bond premium	—	—	—	—	314	1,257
Amort. of discounts and capitalized cost related to indebtness	1,876	2,268	3,511	2,399	1,992	1,139
Preference security dividends	10,365	12,532	10,805	8,410	—	—

Total fixed charges and preference security dividends	$29,741	$28,664	$27,256	$22,367	$19,239	$22,053

Ratio of earnings to combined fixed charges and preferred stock dividends	1.6	1.1	0.6	0.6	1.1	1.5

(A)	The shortfall of earnings to combined fixed charges and preferred share dividends for the years ended December 31, 2003 and 2002 was approximately $11,910 and $9,721, respectively.

(B)	The Company completed an underwritten public offering of preferred stock on March 6, 2002. The Company did not have any preferred capital outstanding prior to March 2002.